SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DISTANCE VOTING BALLOT

EGM – CENTRAIS ELET BRAS S.A. – ELETROBRAS to be held on 08/08/2025

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

**BVD FOR THE EXCLUSIVE USE OF THE FEDERAL GOVERNMENT**

Pursuant to the Management Proposal for the Extraordinary General Meeting (“EGM”) of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”), to be held on August 8, 2025, at 2:00 p.m., the EGM WILL BE HELD SOLELY FOR THE ELECTION OF THE MEMBER OF THE FISCAL COUNCIL OF ELETROBRAS APPOINTED AND TO BE ELECTED EXCLUSIVELY BY THE FEDERAL GOVERNMENT pursuant to articles 20, II, and 21 of the Company's Bylaws, as well as Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, signed on March 25, 2025, between the Federal Government and the Company and approved by the shareholders at the Extraordinary General Meeting held on April 29, 2025 (“Conciliation Agreement”).

ONLY THE FEDERAL GOVERNMENT WILL BE ABLE TO EXERCISE VOTING RIGHTS IN THE EGM. AS A RESULT, ALL VOTES CAST BY SHAREHOLDERS OTHER THAN THE FEDERAL GOVERNMENT WILL BE TREATED AS “DISREGARDED VOTES” FOR ALL PURPOSES.

If the Federal Government chooses to exercise its remote voting rights at the EGM, this remote voting form (“BVD”) must be completely filled in, signed and sent, as of this date, to: (i) Itaú Corretora de Valores, the bookkeeping agent for the shares issued by the Company (“Bookkeeping Agent”); (ii) the custody agent responsible for the custody of the shares issued by the Company, if you hold shares in custody (“Custody Agent”); (iii) the central depositary in which the shares are deposited, if you hold your shares in custody at B3 (“Central Depositary”); or (iv) the Company, directly.

In order for the BVD to be considered valid, (i) the Federal Government must indicate above its corporate name and CNPJ number and, in the appropriate field below, the e-mail address for possible contact; and (ii) the last page must be signed by the Federal Government's legal representative, in accordance with current legislation. The Management Proposal for the EGM contains detailed guidelines on the representation of the Federal Government. The BVD must be signed by the Federal Government's legal representative or its proxies with the appropriate authority to do so.

The BVD sent directly to the Company must be accompanied by documentation proving its capacity as the Federal Government's legal representative, thus observing the requirements and formalities indicated in the Management Proposal.

Only the BVD received from the Federal Government up to four days prior to the date of the EGM, that is, until and including August 4, 2025, will be admitted. Any BVD received after this deadline will be deemed invalid and will not be processed or considered by the Company for the purposes of resolutions to be passed at the EGM. If necessary, the Federal Government may rectify or resend the BVD and any supporting documents, provided that the Company receives them within the established deadline.

If the Federal Government decides to attend the EGM, validly qualifies to do so and expressly expresses its intention to vote in person, the voting instruction sent through the BVD will be disregarded by the Company.

Guidance on delivery, indicating the option of sending directly to the Company or sending filling instructions to the Bookkeeping Agent, Custodian Agent or Central Depositary

The BVD may be delivered, EXCLUSIVELY BY THE FEDERAL GOVERNMENT, alternatively to: (i) the Bookkeeping Agent; (ii) the Custody Agent, provided that it offers such service; (iii) the Central Depositary; or (iv) Eletrobras, directly.

The Federal Government may vote remotely through the bookkeeper. The voting instruction must be carried out via the Itaú Assembleia Digital website. To vote via the website, you must register and have a digital certificate. Information on how to register and the step-by-step process for issuing a digital certificate is available on the website: https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital.

The Custody Agent may, but is not obliged to, receive the BVD sent by the Federal Government. If the Federal Government holds shares in custody, it is recommended to verify with the respective Custody Agent whether it will provide this service, as well as its costs and procedures.

If the Federal Government holds shares in custody at B3 and wishes to express its vote directly to the Central Depositary, it must send its BVD through the electronic system made available by B3, in the “Investor Area” (available at https://www.investidor.b3.com.br/login), in the "Services" section, under the “Open Meetings” option.

The Federal Government may also, at its sole discretion, digitally complete and submit the BVD directly to the Company, duly signed, exclusively via the https://atlasagm.com/ website or the “Atlas AGM” app (“App”). If the BVD is sent to the Company by any means other than the https://atlasagm.com/ website or the App, it will be rejected and returned by the Company.

DISTANCE VOTING BALLOT

EGM – CENTRAIS ELET BRAS S.A. – ELETROBRAS to be held on 08/08/2025

Postal and electronic address for sending the distance voting ballot, if the shareholder wishes to deliver the document directly to the Company / Guidance on the electronic system for participation in the meeting, if this form of participation is accepted

The EGM will be held exclusively digitally, through the Zoom digital platform (“Digital Platform”). Shareholders, their representatives or proxies, as the applicable case, who effectively register by 11:59 p.m. on August 6, 2025, as well as enter the Digital Platform by the time the meeting opens, may participate in the EGM. Detailed information on the rules and procedures for participation via the Digital Platform or by sending a BVD can be found in the Management Proposal for the EGM, available on the websites of the Company (https://ri.eletrobras.com/), the Brazilian Securities and Exchange Commission (https://sistemas.cvm.gov.br/) and the B3 S.A. – Brasil, Bolsa, Balcão (https://www.b3.com.br/pt_br/).

Information on the institution contracted by the Company to provide the securities bookkeeping service, with name, physical and electronic address, telephone number and contact person.

Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, 3,500, 3rd floor -São Paulo

Shareholder service:

3003-9285 (capitals and metropolitan regions)

0800 7209285 (Other locations)

Service hours are on business days from 9 a.m. to 6 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Deliberations / Issues related to the EGM

[Eligible assets in this resolution: ELET3]

1.              Election, in a separate voting process exclusive to the Federal Government, of Mr. Denilvo Morais, as a regular member of the Fiscal Council of Eletrobras, as agreed in the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, approved by the shareholders at the Extraordinary General Meeting, held on April 29, 2025.

[ ] Approve [ ] Reject [ ] Abstain

City:	__________________________________________________________
Date:	__________________________________________________________
Signature:	__________________________________________________________
Shareholder's Name:	__________________________________________________________
Phone Number:	__________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.